UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 7, 2019 (November 4, 2019)

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 3rd Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series #KW Membership Interests

Item 4.01	Change in Issuer’s Certifying Accountant.

Resignation of Independent Registered Public Accounting Firm

On November 4, 2019, Jason M. Tyra, CPA, PLLC (“Tyra”) resigned as the independent registered public accounting firm of Otis Gallery LLC (the “Company”). Such resignation was due to the fact that Tyra has shifted the focus of his audit work away from Regulation A issuers.

The audit report of Tyra on the financial statements of the Company for the period of December 18, 2018 (inception) through December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period of December 18, 2018 (inception) through December 31, 2018 and the subsequent interim period through November 4, 2019, there were (i) no disagreements with Tyra on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Tyra’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Tyra with a copy of the foregoing disclosures and requested it to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Tyra agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 9.1 to this report.

Engagement of New Independent Registered Public Accounting Firm

On November 4, 2019, the Company engaged Artesian CPA, LLC (“Artesian”) as the Company’s independent registered public accounting firm for the year ending December 31, 2019, which was approved by the board of directors of the Company’s manager, Otis Wealth, Inc.

During the period of December 18, 2018 (inception) through December 31, 2018 and the subsequent interim period through November 4, 2019, neither the Company nor anyone on its behalf has consulted with Artesian regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Artesian concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
9.1	Letter from Jason M. Tyra, CPA, PLLC to the Securities and Exchange Commission, dated November 4, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2019	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer

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